Exhibit 99.2

COMBINED GENERAL MEETING
JUNE 23, 2021

Agenda

The section references herein refer to the Sections of the Company's 2020 Universal Registration Document, available at the following address: https://valneva.com/investors/financial-reports/

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VALNEVA SE - AGENDA This document is a free translation. In case of discrepancy between the French and the English version, the French version shall prevail.

VALNEVA

A European company (Societas Europaea or SE) with a Management and a Supervisory Board
Share capital: €14,986,340.70

Registered office: 6 rue Alain Bombard, 44800 Saint-Herblain (France)
Nantes Companies Register (RCS) No. 422 497 560

AGENDA

The Combined General Meeting of Valneva SE (the “Company”) is called to be held on June 23, 2021, at 2 p.m. CEST, at the Company’s registered office located at 6 rue Alain Bombard, 44800 Saint-Herblain (France), as a closed meeting, without the physical presence or participation by telephone or video conference of the shareholders and other persons entitled to attend, in accordance with the French Ordinance No. 2020-321 of March 25, 2020 and the French Decree No. 2020-418 of April 10, 2020 in their versions in force as at the date hereof, and following, in particular, the French Decree No. 2021-255 of March 9, 2021 extending until July 31, 2021 the measures adapting the rules for meetings and deliberations of the meetings and governing bodies of legal entities and entities without legal personality under private law due to the COVID-19 epidemic.

As required by law and regulations, the following reports are made available to the Shareholders:

+	Management Board Report to the Combined General Meeting on the proposed resolutions;
+	Management Board Report on the Company's operations, on the parent entity and consolidated financial statements for the fiscal year ended December 31, 2020, drawn up in accordance with Article L. 225-100, I, paragraph 2 of the French Commercial Code (Report included in the Company’s Universal Registration Document 2020 - see the Table of cross- references in Section 6.4.2 of said Document);
+	Special Report of the Management Board on transactions undertaken in fiscal year ended December 31, 2020 in accordance with the provisions of Articles L. 225-177 to L. 225-186 and L. 22-10-56 to L. 22-10-58 of the French Commercial Code;

+	Special Report of the Management Board on transactions undertaken in fiscal year ended December 31, 2020 in accordance with the provisions of Articles L.225-197-1 to L.225-197-4 and L. 22-10-59 to L. 22-10-60 of the French Commercial Code;
+	Report by the Supervisory Board to the Ordinary General Meeting on the Corporate Governance, including its observations on the Management Board Report and the financial statements for the fiscal year ended December 31, 2020, in accordance with the provisions of Articles L. 225-68 and L. 22-10-20 of the French Commercial Code, and including notably disclosures required by Articles L. 22-10-9 to L. 22-10-11 and L. 225-37-4 of said Code (Report included in Section 2 of the Company’s Universal Registration Document 2020);
+	Supplemental Report of the Management Board on the use of authorizations to increase the share capital, in accordance with Articles L. 225-129-5 and R. 225-116 of the French Commercial Code;
+	Report of the Joint Statutory Auditors on the performance of their engagement and the parent entity financial statements for the fiscal year ended December 31, 2020;
+	Report of the Joint Statutory Auditors on the performance of their engagement and the consolidated financial statements for the fiscal year ended December 31, 2020;
+	Special Report of the Joint Statutory Auditors on regulated agreements governed by Articles L. 225-86 et seq. of the French Commercial Code;

JUNE 23, 2021 AGM

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VALNEVA SE - AGENDA This document is a free translation. In case of discrepancy between the French and the English version, the French version shall prevail.

+	Report by the Joint Statutory Auditors relating to the Report by the Supervisory Board on the Corporate Governance attached to the Management Board Report (references included in the Report of the Joint Statutory Auditors on the parent entity financial statements for the fiscal year ended December 31, 2020);
+	Report by the Joint Statutory Auditors on the reduction of share capital by cancellation of purchased shares;
+	Report by the Joint Statutory Auditors on the capital increase by issuance of ordinary shares and securities giving access to the share capital with and/or without preferential subscription rights;
+	Report by the Joint Statutory Auditors on the issuance of "BSA 32" equity warrants with cancellation of preferential subscription rights;
+	Report by the Joint Statutory Auditors on the authorization to award free shares;
+	Report by the Joint Statutory Auditors on the capital increase reserved for participants in a company savings plan; and
+	Supplemental Report by the Joint Statutory Auditors on the use of authorizations to increase the share capital.

After a reading has been given of the aforementioned reports, the following resolutions will be submitted for the Shareholders’ approval:

Ordinary resolutions

+	Approval of the parent entity financial statements for the year ended December 31, 2020 (Resolution 1);
+	Approval of consolidated financial statements for the year ended December 31, 2020 (Resolution 2);
+	Appropriation of earnings for the fiscal year ended December 31, 2020 (Resolution 3);
+	Approval of regulated agreements governed by Articles L. 225-86 et seq. of the French Commercial Code (Resolution 4);
+	Approval of the remuneration policy applicable to the corporate officers (Resolution 5);
+	Approval of the information referred to in Article L. 22-10-9, I of the French Commercial Code, pursuant to Article L. 22-10-34, I of the French Commercial Code (Resolution 6);
+	Approval of the fixed, variable and exceptional components making up the total remuneration and benefits of any kind paid during, or granted in respect of the fiscal year ended December 31, 2020, to Mr. Thomas Lingelbach, Chairman of the Management Board (Resolution 7);
+	Approval of the fixed, variable and exceptional components making up the total remuneration and benefits of any kind paid during, or granted in respect of the fiscal year ended December 31, 2020, to the Management Board members (other than the Chair of the Management Board) (Resolution 8);
+	Approval of the fixed, variable and exceptional components making up the total remuneration and benefits of any kind paid during, or granted in respect of the fiscal year ended December 31, 2020, to Mr. Frédéric Grimaud, Chairman of the Supervisory Board (Resolution 9);
+	Authorization and powers to be given to the Management Board for the purpose of allowing the Company to make transactions on its own shares (Resolution 10);

JUNE 23, 2021 AGM

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VALNEVA SE - AGENDA This document is a free translation. In case of discrepancy between the French and the English version, the French version shall prevail.

Extraordinary resolutions

+	Amendments and harmonization of the Company's Articles of Association (Resolution 11);
+	Authorization granted to the Management Board to cancel treasury shares (Resolution 12);
+	Grant of authority to the Management Board to increase the share capital by issuing ordinary shares or any securities giving access to the capital while maintaining the preferential subscription right of the shareholders (Resolution 13);
+	Grant of authority to the Management Board to increase the capital by issuing ordinary shares or any securities giving access to the capital through a public offering (other than those referred to in Article L. 411-2, 1° of the French Monetary and Financial Code), canceling preferential subscription rights of the shareholders though including an option for a priority period (Resolution 14);
+	Grant of authority to the Management Board to increase the share capital by issuing shares and/or securities giving immediate and/or future access to the Company's share capital, with cancellation of preferential subscription rights of the shareholders, through a public offering referred to in Article L. 411-2, 1° of the French Monetary and Financial Code (Resolution 15);
+	Grant of authority to the Management Board in the event of an issue of the Company’s ordinary shares and/or securities giving immediate and/or later access to the Company’s share capital, with cancellation of preferential subscription rights of the shareholders, to set the issue price, up to a limit of 10% of the share capital per year (Resolution 16);
+	Grant of authority to the Management Board to increase the share capital by issuing shares, with cancellation of preferential subscription rights of the shareholders for the benefit of certain categories of persons meeting specified characteristics (Resolution 17);
+	Grant of authority to the Management Board to increase the number of shares to be issued in the case of a capital increase, with or without preferential subscription rights for existing shareholders, within the limit of 15% of the initial issue amount (Resolution 18);
+	Grant of authority to the Management Board in order to increase the share capital through the capitalization of reserves, earnings or premium (Resolution 19);
+	Grant of authority to the Management Board to increase the share capital by issuing shares and/or securities giving immediate and/or future access to the capital of the Company, with cancellation of preferential subscription rights of the shareholders, in consideration for contributions in kind for equity securities or other securities giving access to the capital (Resolution 20);
+	Maximum aggregate amount of capital increases (Resolution 21);
+	Issue of equity warrants (Resolution 22);
+	Cancellation of preferential subscription rights for the benefit of selected categories of persons (Resolution 23);
+	Issue of free shares ; Corresponding grant of authority to the Management Board (Resolution 24);
+	Grant of authority to the Management Board for the purpose of deciding to carry out a capital increase reserved for employees (Resolution 25);
+	Powers for formalities (Resolution 26).

JUNE 23, 2021 AGM